Exhibit 99.1

Pinduoduo Announces Second Quarter 2022 Unaudited Financial Results

SHANGHAI, CHINA, August 29, 2022 (GLOBE NEWSWIRE) – Pinduoduo Inc. (“Pinduoduo” or the “Company”) (NASDAQ: PDD), China’s largest agriculture platform, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Highlights

●	Total revenues in the quarter were RMB31,439.6 million (US$[1]4,693.8 million), an increase of 36% from RMB23,046.2 million in the same quarter of 2021.

●	Operating profit in the quarter was RMB8,697.2 million (US$1,298.5 million), an increase of 335% from RMB1,997.5 million in the same quarter of 2021. Non-GAAP[2] operating profit in the quarter was RMB10,541.5 million (US$1,573.8 million), an increase of 231% from RMB3,185.2 million in the same quarter of 2021.

●	Net income attributable to ordinary shareholders in the quarter was RMB8,896.3 million (US$1,328.2 million), an increase of 268% from RMB2,414.6 million in the same quarter of 2021. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB10,776.3 million (US$1,608.9 million), an increase of 161% from RMB4,125.3 million in the same quarter of 2021.

“We saw a recovery in consumer sentiment in the second quarter especially during the 618 shopping festival, a reflection of the resilience of overall consumption,” said Mr. Lei Chen, Chairman and Chief Executive Officer of Pinduoduo. “We remain committed to building a platform that serves as a force for good.”

“The postponement of certain projects and lower business-related expenses during the first half of the quarter affected overall expenses in short term,” said Ms. Jun Liu, VP of Finance of Pinduoduo. “Looking ahead, we stay dedicated to investing in areas such as agriculture and R&D to better serve our consumers.”

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 The Company’s non-GAAP financial measures exclude share-based compensation expenses, fair value change of long-term investments, and interest expenses related to the convertible bonds’ amortization to face value and gain or loss on extinguishment. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Second Quarter 2022 Unaudited Financial Results

Total revenues were RMB31,439.6 million (US$4,693.8 million), an increase of 36% from RMB23,046.2 million in the same quarter of 2021. The increase was primarily due to an increase in revenues from online marketing services and transaction services, offset by the decrease of revenues from merchandise sales.

●	Revenues from online marketing services and others were RMB25,172.7 million (US$3,758.2 million), an increase of 39% from RMB18,080.4 million in the same quarter of 2021.

●	Revenues from transaction services were RMB6,216.2 million (US$928.1 million), an increase of 107% from RMB3,007.6 million in the same quarter of 2021.

●	Revenues from merchandise sales were RMB50.7 million (US$7.6 million), a decrease of 97% from RMB1,958.2 million in the same quarter of 2021.

Total costs of revenues were RMB7,961.9 million (US$1,188.7 million), a slight increase of 1% from RMB7,897.9 million in the same quarter of 2021.

Total operating expenses were RMB14,780.5 million (US$2,206.7 million), compared with RMB13,150.9 million in the same quarter of 2021.

●	Sales and marketing expenses were RMB11,343.4 million (US$1,693.5 million), an increase of 9% from RMB10,387.9 million in the same quarter of 2021, mainly due to increased spending in promotion and advertising activities.

●	General and administrative expenses were RMB825.7 million (US$123.3 million), an increase of 90% from RMB434.2 million in the same quarter of 2021, primarily due to an increase in staff related costs.

●	Research and development expenses were RMB2,611.4 million (US$389.9 million), an increase of 12% from RMB2,328.8 million in the same quarter of 2021. The increase was primarily due to an increase in headcount and the recruitment of more experienced R&D personnel.

Operating profit in the quarter was RMB8,697.2 million (US$1,298.5 million), an increase of 335% from RMB1,997.5 million in the same quarter of 2021. Non-GAAP operating profit in the quarter was RMB10,541.5 million (US$1,573.8 million), an increase of 231% from RMB3,185.2 million in the same quarter of 2021.

Net income attributable to ordinary shareholders in the quarter was RMB8,896.3 million (US$1,328.2 million), an increase of 268% from RMB2,414.6 million in the same quarter of 2021. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB10,776.3 million (US$1,608.9 million), an increase of 161% from RMB4,125.3 million in the same quarter of 2021.

Basic earnings per ADS was RMB7.06 (US$1.05) and diluted earnings per ADS was RMB6.22 (US$0.93), compared with basic earnings per ADS of RMB1.93 and diluted earnings per ADS of RMB1.69 in the same quarter of 2021. Non-GAAP diluted earnings per ADS was RMB7.54 (US$1.13), compared with RMB2.85 in the same quarter of 2021.

Net cash flow generated from operating activities was RMB19,373.9 million (US$2,892.4 million), compared with RMB7,371.2 million in the same quarter of 2021, mainly due to the increase in net income and the changes in working capitals.

Cash, cash equivalents and short-term investments were RMB119.4 billion (US$17.8 billion) as of June 30, 2022, compared with RMB92.9 billion as of December 31, 2021.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 AM U.S. Eastern Time on Monday, August 29, 2022 (7:30 PM Beijing/Hong Kong Time on Monday, August 29, 2022).

The conference call will be webcast live at https://investor.pinduoduo.com/investor-events. The webcast will be available for replay at the same website following the conclusion of the call.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating profit and non-GAAP net income attributable to ordinary shareholders, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measures exclude share-based compensation expenses, fair value change of long-term investments, and interest expenses related to the convertible bonds’ amortization to face value and gain or loss on extinguishment.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, fair value change of long-term investments, and interest expenses related to the convertible bonds’ amortization to face value and gain or loss on extinguishment, which are non-cash charges. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Pinduoduo’s strategic and operational plans, contain forward-looking statements. Pinduoduo may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Pinduoduo’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Pinduoduo’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Pinduoduo’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Pinduoduo’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Pinduoduo undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Pinduoduo Inc.

Pinduoduo connects millions of agricultural producers with consumers across China. Pinduoduo aims to bring more businesses and people into the digital economy so that local communities can benefit from the increased productivity and convenience through new market opportunities.

For more information on Pinduoduo news and industry trends, please visit the content hub at https://stories.pinduoduo-global.com/.

For investor and media inquiries, please contact:

Pinduoduo Inc.

investor@pinduoduo.com

internationalmedia@pinduoduo.com

PINDUODUO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
		(Unaudited)
ASSETS

Current assets
Cash and cash equivalents	6,426,715	13,057,463	1,949,428
Restricted cash	59,617,256	49,806,558	7,435,923
Receivables from online payment platforms	673,737	617,724	92,224
Short-term investments	86,516,618	106,322,578	15,873,543
Amounts due from related parties	4,250,155	4,110,162	613,631
Prepayments and other current assets	3,424,687	1,531,816	228,695
Total current assets	160,909,168	175,446,301	26,193,444

Non-current assets
Property, equipment and software, net	2,203,323	1,450,866	216,609
Intangible assets	701,220	435,841	65,069
Right-of-use assets	938,537	882,300	131,724
Deferred tax assets	31,504	24,148	3,605
Other non-current assets	16,425,966	13,759,949	2,054,306
Total non-current assets	20,300,550	16,553,104	2,471,313

Total Assets	181,209,718	191,999,405	28,664,757

PINDUODUO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
		(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Amounts due to related parties	1,963,007	2,494,855	372,472
Customer advances and deferred revenues	1,166,764	1,242,716	185,533
Payable to merchants	62,509,714	52,897,387	7,897,372
Accrued expenses and other liabilities	14,085,513	13,828,902	2,064,600
Merchant deposits	13,577,552	14,772,915	2,205,538
Lease liabilities	427,164	477,639	71,310
Total current liabilities	93,729,714	85,714,414	12,796,825

Non-current liabilities
Convertible bonds[3]	11,788,907	14,874,632	2,220,724
Lease liabilities	544,263	462,401	69,035
Deferred tax liabilities	31,291	38,669	5,773
Other non-current liabilities	996	80	12
Total non-current liabilities	12,365,457	15,375,782	2,295,544

Total Liabilities	106,095,171	101,090,196	15,092,369

Shareholders’ equity
Ordinary shares	161	162	24
Additional paid-in capital[3]	95,340,819	94,889,255	14,166,593
Accumulated other comprehensive (loss)/ income[3]	(2,519,900)	864,028	128,996
Accumulated deficits[3]	(17,706,533)	(4,844,236)	(723,225)
Total Shareholders’ Equity	75,114,547	90,909,209	13,572,388

Total Liabilities and Shareholders’ Equity	181,209,718	191,999,405	28,664,757

3 The Group adopted ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”) on January 1, 2022, using the modified retrospective method with a cumulative-effect adjustment to the opening balance of convertible bonds, additional paid-in capital, accumulated other comprehensive income/ (loss) and accumulated deficits.

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME/ (LOSS)

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	23,046,220	31,439,568	4,693,804	45,213,319	55,233,257	8,246,108
Costs of revenues	(7,897,886)	(7,961,866)	(1,188,675)	(18,643,936)	(15,121,461)	(2,257,575)
Gross profit	15,148,334	23,477,702	3,505,129	26,569,383	40,111,796	5,988,533

Sales and marketing expenses	(10,387,873)	(11,343,447)	(1,693,532)	(23,385,280)	(22,562,515)	(3,368,495)
General and administrative expenses	(434,151)	(825,722)	(123,277)	(786,006)	(1,417,835)	(211,677)
Research and development expenses	(2,328,831)	(2,611,366)	(389,867)	(4,547,574)	(5,279,873)	(788,264)
Total operating expenses	(13,150,855)	(14,780,535)	(2,206,676)	(28,718,860)	(29,260,223)	(4,368,436)

Operating profit/ (loss)	1,997,479	8,697,167	1,298,453	(2,149,477)	10,851,573	1,620,097

Interest and investment income, net	544,629	756,991	113,016	1,515,106	1,553,252	231,894
Interest expenses	(293,999)	(13,148)	(1,963)	(629,455)	(25,788)	(3,850)
Foreign exchange gain/ (loss)	44,452	(199,349)	(29,762)	34,078	(179,265)	(26,764)
Other income, net	123,391	1,266,235	189,044	593,775	1,506,005	224,841

Profit/ (loss) before income tax and share of results of equity investees	2,415,952	10,507,896	1,568,788	(635,973)	13,705,777	2,046,218
Share of results of equity investees	(1,372)	(53,493)	(7,986)	145,137	(87,109)	(13,005)
Income tax expenses	-	(1,558,063)	(232,613)	-	(2,122,877)	(316,937)
Net income/ (loss)	2,414,580	8,896,340	1,328,189	(490,836)	11,495,791	1,716,276

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME/ (LOSS)

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income/ (loss)	2,414,580	8,896,340	1,328,189	(490,836)	11,495,791	1,716,276
Net income/ (loss) attributable to ordinary shareholders	2,414,580	8,896,340	1,328,189	(490,836)	11,495,791	1,716,276

Earnings/ (loss) per ordinary share:
-Basic	0.48	1.76	0.26	(0.10)	2.28	0.34
-Diluted	0.42	1.56	0.23	(0.10)	2.02	0.30

Earnings/ (loss) per ADS (4 ordinary shares equals 1 ADS):
-Basic	1.93	7.06	1.05	(0.39)	9.12	1.36
-Diluted	1.69	6.22	0.93	(0.39)	8.07	1.21

Weighted average number of outstanding ordinary shares (in thousands):
-Basic	5,013,747	5,042,417	5,042,417	4,998,722	5,039,591	5,039,591
-Diluted	5,719,402	5,716,947	5,716,947	4,998,722	5,708,590	5,708,590

PINDUODUO INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
- Online marketing services and others	18,080,419	25,172,651	3,758,178	32,191,905	43,331,076	6,469,160
- Transaction services	3,007,638	6,216,207	928,055	5,939,113	11,807,614	1,762,830
- Merchandise sales	1,958,163	50,710	7,571	7,082,301	94,567	14,118
Total	23,046,220	31,439,568	4,693,804	45,213,319	55,233,257	8,246,108

PINDUODUO INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation costs included in:
Costs of revenues	7,442	6,989	1,043	11,806	16,170	2,414
Sales and marketing expenses	383,540	513,559	76,672	683,023	1,014,664	151,485
General and administrative expenses	220,365	661,019	98,688	411,535	1,044,315	155,912
Research and development expenses	576,416	662,781	98,951	1,054,208	1,291,949	192,883
Total	1,187,763	1,844,348	275,354	2,160,572	3,367,098	502,694

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash generated from operating activities	7,371,215	19,373,871	2,892,443	3,646,668	10,305,775	1,538,612
Net cash used in investing activities	(3,484,056)	(8,593,271)	(1,282,942)	(9,105,103)	(13,445,360)	(2,007,339)
Net cash (used in)/ generated from financing activities	(636,619)	268	40	(1,875,493)	311	46
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(192,413)	(50,839)	(7,590)	(140,863)	(40,676)	(6,073)

Increase/ (decrease) in cash, cash equivalents and restricted cash	3,058,127	10,730,029	1,601,951	(7,474,791)	(3,179,950)	(474,754)
Cash, cash equivalents and restricted cash at beginning of period	64,310,718	52,133,992	7,783,400	74,843,636	66,043,971	9,860,105
Cash, cash equivalents and restricted cash at end of period	67,368,845	62,864,021	9,385,351	67,368,845	62,864,021	9,385,351

PINDUODUO INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating profit/ (loss)	1,997,479	8,697,167	1,298,453	(2,149,477)	10,851,573	1,620,097
Add: Share-based compensation	1,187,763	1,844,348	275,354	2,160,572	3,367,098	502,694
Non-GAAP operating profit	3,185,242	10,541,515	1,573,807	11,095	14,218,671	2,122,791

Net income/ (loss) attributable to ordinary shareholders	2,414,580	8,896,340	1,328,189	(490,836)	11,495,791	1,716,276
Add: Share-based compensation	1,187,763	1,844,348	275,354	2,160,572	3,367,098	502,694
Add: Interest expense related to convertible bonds’ amortization to face value and gain or loss on extinguishment, net	298,863	13,148	1,963	617,474	25,788	3,850
Add: Loss/ (gain) from fair value change of long-term investments	224,100	22,459	3,353	(52,236)	88,059	13,147
Non-GAAP net income attributable to ordinary shareholders	4,125,306	10,776,295	1,608,859	2,234,974	14,976,736	2,235,967

Non-GAAP diluted weighted-average number of ordinary shares outstanding (in thousands)	5,784,208	5,716,947	5,716,947	5,795,517	5,708,590	5,708,590

Diluted earnings/ (loss) per ordinary share	0.42	1.56	0.23	(0.10)	2.02	0.30
Add: Non-GAAP adjustments to earnings/ (loss) per ordinary share	0.29	0.32	0.05	0.49	0.60	0.09

Non-GAAP diluted earnings per ordinary share	0.71	1.88	0.28	0.39	2.62	0.39
Non-GAAP diluted earnings per ADS	2.85	7.54	1.13	1.54	10.49	1.57